                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                MAII HOLDINGS, INC., f/k/a MEDICAL ALLIANCE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58449S 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               William E. Hollis
                              19159 SW 101 Street
                              Dunnellon, FL 34432
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               February 19, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box:   [X]

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
           David Mura
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
     NUMBER OF                  70,500
      SHARES            --------------------------------------------------------
 BENEFICIALLY OWNED     8      SHARED VOTING POWER
         BY                     -0-
   EACH REPORTING       --------------------------------------------------------
    PERSON WITH         9      SOLE DISPOSITIVE POWER
                                70,500
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            70,500
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.2%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
           Gerald Gordon
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
     NUMBER OF                  316,600
      SHARES            --------------------------------------------------------
 BENEFICIALLY OWNED     8      SHARED VOTING POWER
         BY                     -0-
   EACH REPORTING       --------------------------------------------------------
    PERSON WITH         9      SOLE DISPOSITIVE POWER
                                316,600
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            316,600
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.2%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
           William E. Hollis
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
     NUMBER OF                  327,650
      SHARES            --------------------------------------------------------
 BENEFICIALLY OWNED     8      SHARED VOTING POWER
         BY                     -0-
   EACH REPORTING       --------------------------------------------------------
    PERSON WITH         9      SOLE DISPOSITIVE POWER
                                327,650
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            327,650
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.4%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
           Patrick A. Rivelli
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
     NUMBER OF                  5,500
      SHARES            --------------------------------------------------------
 BENEFICIALLY OWNED     8      SHARED VOTING POWER
         BY                     1,007,692
   EACH REPORTING       --------------------------------------------------------
    PERSON WITH         9      SOLE DISPOSITIVE POWER
                                5,500
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                1,007,692
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,013,192
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            16.6%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
           Robert Bennett
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           N/A
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
     NUMBER OF                  492,645
      SHARES            --------------------------------------------------------
 BENEFICIALLY OWNED     8      SHARED VOTING POWER
         BY                     -0-
   EACH REPORTING       --------------------------------------------------------
    PERSON WITH         9      SOLE DISPOSITIVE POWER
                                492,645
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            492,645
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.1%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
           Mapleleaf Capital, Ltd.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
     NUMBER OF                  8,499
      SHARES            --------------------------------------------------------
 BENEFICIALLY OWNED     8      SHARED VOTING POWER
         BY                     -0-
   EACH REPORTING       --------------------------------------------------------
    PERSON WITH         9      SOLE DISPOSITIVE POWER
                                8,499
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            8,499
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Less than 1%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
           Satana Corporation
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
     NUMBER OF                  492,645
      SHARES            --------------------------------------------------------
 BENEFICIALLY OWNED     8      SHARED VOTING POWER
         BY                     -0-
   EACH REPORTING       --------------------------------------------------------
    PERSON WITH         9      SOLE DISPOSITIVE POWER
                                492,645
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            492,645
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.1%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
           Sunwestern Investment Fund III
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
     NUMBER OF                  479,612
      SHARES            --------------------------------------------------------
 BENEFICIALLY OWNED     8      SHARED VOTING POWER
         BY                     -0-
   EACH REPORTING       --------------------------------------------------------
    PERSON WITH         9      SOLE DISPOSITIVE POWER
                                479,612
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            479,612
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.8%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
           Sunwestern Cayman 1988 Partners
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
     NUMBER OF                  519,581
      SHARES            --------------------------------------------------------
 BENEFICIALLY OWNED     8      SHARED VOTING POWER
         BY                     -0-
   EACH REPORTING       --------------------------------------------------------
    PERSON WITH         9      SOLE DISPOSITIVE POWER
                                519,581
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            519,581
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.5%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the common stock, par value $0.002 per share, (the "Common Stock") of MAII Holdings, Inc., f/k/a Medical Alliance, Inc., a Texas corporation ("MAII"). The principal executive offices of MAII are located at 2445 Gateway Drive, Suite 150, Irving, Texas 75063.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a), (b) (c) and (f) This statement is being filed by the following persons: David Mura, Gerald Gordon, William E. Hollis, Patrick Rivelli, Robert Bennett (all United States citizens), Mapleleaf Capital, Ltd,, a Texas partnership ("Mapleleaf"), Sunwestern Investment Fund III, a Texas partnership ("Sunwestern Investment"), Sunwestern Cayman 1988 Partners, a Texas partnership ("Sunwestern Cayman") and Satana Corporation, a Texas corporation ("Satana"). Messrs. Mura, Gordon, Hollis, Rivelli, and Bennett and the entities Mapleleaf, Sunwestern Investment, Sunwestern Cayman, and Satana are collectively referred to as the "Reporting Persons".

      Mr. Mura is a registered representative for Schneider Securities, Inc, and his address is 3170 Lake Avenue, Rochester, New York, 14612.

      Mr. Gordon is the president of Gerald Gordon Carpet Specialist, Inc. The address for the company is Gerald Gordon Carpet Specialist, 57 Route 303, Tappan, NY, 10983.

      Mr. Hollis is a consultant and his address is 19159 SW 101 Street, Dunnellon, Florida, 34432.

      Mr. Rivelli is the president of Sunwestern Managers, Inc., a Texas corporation, and is a general partner of Sunwestern Investment and Mapleleaf. The business address for the two entities is Sunwestern Investment Group, Three Forest Plaza, Suite 935, 12221 Merit Drive, Dallas, Texas, 75251.

      Mr. Bennett is the chief executive officer of Satana and the business address is Satana Corporation, 500 South Taylor, Plaza Two, Suite 102, Amarillo, Texas, 79101.

      Mapleleaf principally engages in investment activities and the address of its principal office is Sunwestern Investment Group, Three Forest Plaza, Suite 935, 12221 Merit Drive, Dallas, Texas, 75251.

      Sunwestern Investment principally engages in investment activities and the address of its principal office is Sunwestern Investment Group, Three Forest Plaza, Suite 935, 12221 Merit Drive, Dallas, Texas, 75251.

      Sunwestern Cayman principally engages in investment activities. The address of its principal office is Sunwestern Investment Group, Three Forest Plaza, Suite 935, 12221 Merit Drive, Dallas, Texas, 75251.

      Satana principally engages in investment activities and the address of its principal place of business is Satana Corporation, Plaza Two, Suite 102, Amarillo, Texas, 79101.

      (d) (e) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The aggregate purchase price of the 70,500 shares of Common Stock owned by Mr. Mura was $137,475.00, inclusive of brokerage commissions.

      The aggregate purchase price of the 316,600 shares of Common Stock owned by Mr. Gordon was $1,265,534.30, inclusive of brokerage commissions.

      The aggregate purchase price of the 327,650 shares of Common Stock owned by Mr. Hollis was $1,344,524, inclusive of brokerage commissions.

      The aggregate purchase price of the 5,500 shares of Common Stock owned by Mr. Rivelli was $29,125.94, inclusive of brokerage commissions.

      The aggregate purchase price of the 492,645 shares of Common Stock owned by Satana was $778,379.10, inclusive of brokerage commissions.

      The aggregate purchase price of the 479,612 shares of Common Stock owned by Sunwestern Investment was $856,357.44, inclusive of brokerage commissions.

      The aggregate purchase price of the 519,581 shares of Common Stock owned by Sunwestern Cayman was $927,720.56, inclusive of brokerage commissions.

      Each of the Reporting Persons used their own assets to purchase such shares of Common Stock, which may at any given time include funds borrowed in the ordinary course of business.

ITEM 4.  PURPOSE OF TRANSACTION.

      From time to time, each of the Reporting Persons has acquired Common Stock in the ordinary course of business for investment purposes and has held Common Stock in such capacity.

      On or about September 15, 2000, MAII (the "Company") entered into an Asset Purchase Agreement (the "Purchase Agreement") pursuant to which it agreed to sell substantially all of its assets (other than cash, bank accounts, marketable securities and certain other immaterial assets) to ICN Pharmaceuticals California, Inc. ("ICN Pharmaceuticals") for $14.4 million in cash and the assumption of certain liabilities. The Form 10-Q filed by the Company on November 13, 2000, stated that the Company would have no continuing operations following the consummation of the Asset Sale.

      On December 8, 2000, a press release announced the approval of the Company's transaction with ICN Pharmaceuticals by the Company's Shareholders. (See Exhibit 99.1). According to the press release, Paul Herchman ("Mr. Herchman"), chairman and CEO of the Company, stated that "[t]he company continues to talk with interested parties to explore opportunities available to the company such as the sale of the company's cash or corporate shell. We believe both these initiatives are in the best interest of our shareholders...."

      The Company also issued a press release on January 3, 2001, announcing that it had consummated the Asset Sale. (See Exhibit 99.2). In that press release, the Company announced that its balance sheet consisted of approximately $29 million in cash and approximately $2,000,000 in liabilities, and that it was "evaluating potential opportunities."

      In light of the fundamental changes in the Company's operations, the Reporting Persons have requested the distribution of a substantial portion of the Company's cash to its shareholders. Both Mr. Rivelli and Mr. Mura sent letters, dated January 11, 2001, and January 12, 2001, respectively, to the Board of Directors questioning the new strategies and demanding a distribution. (See Exhibits 99.3 - 99.4).

      As announced in a January 17, 2001 press release, the Company hired Chris Tyler ("Mr. Tyler") as its Chairman and CEO. (See Exhibit 99.5) Mr. Hollis sent a letter dated February 1, 2001, to the Board of Directors objecting to the Company's apparent strategic plan and objecting to the hiring of Mr. Tyler based on Mr. Tyler's background. (See Exhibit 99.6). Mr. Hollis' letter included an attachment which is also filed herewith (See Exhibit 99.7). A February 20, 2001 press release by the Company announced Mr. Tyler's intent to seek "attractive operating companies for acquisition." (See Exhibit 99.8).

      The Reporting Persons believe that the Company has not been fully committed to maximizing shareholder value. The Reporting Persons believe the Board of Directors should commit to the shareholders to put to a vote of the shareholders the future strategic direction of the Company. In addition, the Reporting Persons hope that management will reconsider its decision not to distribute a substantial portion of the cash held by the Company and its decision to acquire other operating companies.

      In addition to the foregoing, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investments in the Company, and the Reporting Persons reserve the right, subject to applicable law, (i) to hold their Common Stock as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Common Stock or otherwise), (ii) to acquire beneficial ownership of additional Common Stock in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of Common Stock, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D or (v) change their intentions with respect to any or all of the matters referred to in this
Item 4. The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Company, market activity in the Common Stock, an evaluation of the Company and its prospects, general market and economic conditions, conditions specifically affecting one or more of the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

      Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Common Stock. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a), (b) The aggregate percentage of shares of Common Stock reportedly owned by each person herein is based upon 6,119,563 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 13, 2000, as reported by MAII in its Form 10-Q filed on November 14, 2000.

      The Reporting Persons beneficially own 2,220,587 shares of Common Stock, representing approximately 36.3% of the 6,119,563 shares of Common Stock outstanding as of November 13, 2000 as set forth in the most recent 10-Q.

      In their individual capacities, the Reporting Persons beneficially own shares of Common Stock as follows:

       Mr. Mura has sole voting and dispositive power with respect to all 70,500 shares of Common Stock he beneficially owns, which represents approximately 1.2% of the 6,119,563 shares of Common Stock outstanding as of November 13, 2000 as set forth in the most recent 10-Q.

      Mr. Gordon has sole voting and dispositive power with respect to all 316,600 shares of Common Stock he beneficially owns, which represents approximately 5.2% of the 6,119,563 shares of Common Stock outstanding as of November 13, 2000 as set forth in the most recent 10-Q.

      Mr. Hollis has sole voting and dispositive power with respect to all 327,650 shares of Common Stock he beneficially owns, which represents approximately 5.4% of the 6,119,563 shares of Common Stock outstanding as of November 13, 2000 as set forth in the most recent 10-Q.

      Mr. Rivelli has sole voting and dispositive power with respect to all 5,500 shares of Common Stock he beneficially owns, which represents less than 1% of the 6,119,563 shares of Common Stock outstanding as of November 13, 2000 as set forth in the most recent 10-Q. As general partner of Sunwestern Investment and Mapleleaf, and an agent of Sunwestern Cayman, Mr. Rivelli has shared power to vote or direct a vote and shared power to dispose or to direct the disposition of 1,007,692 shares of Common Stock. This represents approximately 16.5% of the 6,119,563 shares of Common Stock outstanding as of November 13, 2000 as set forth in the most recent 10-Q. The other individual who has shared power to vote or dispose of the 1,007,692 shares of Common Stock, James Silcock, who is a director of the Company is not a Reporting Person and is not a member of the group filing this statement. Mr. Silcock has not participated in the discussions regarding the matters contained in this statement. He is mentioned for description purposes only with respect to the 1,007,692 shares of Common Stock. Mr. Silcock is a general partner of Mapleleaf and Sunwestern Investment and is an agent of Sunwestern Cayman. Mr. Silcock's business address is Sunwestern Investment Group, Three Forest Plaza, Suite 935, 12221 Merit Drive, Dallas, Texas, 75251. During the last five years, Mr. Silcock has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      Robert Bennett has voting and dispositive power with respect to 492,645 shares of Common Stock through his position as the chief executive officer of Satana. The shares represent approximately 8% of the 6,119,563 shares of Common Stock outstanding as of November 13, 2000 as set forth in the most recent 10-Q.

      Satana has sole voting and dispositive power with respect to all 492,645 shares of Common Stock it beneficially owns, which represents approximately 8% of the 6,119,563 shares of Common Stock outstanding as of November 13, 2000 as set forth in the most recent 10-Q.

      Mapleleaf beneficially owns 8,499 shares of Common Stock through vested options, which represents less than 1% of the 6,119,563 shares of Common Stock outstanding as of November 13, 2000 as set forth in the most recent 10-Q.

      Sunwestern Investment has sole voting and dispositive power with respect to all 479,612 shares of Common Stock it beneficially owns, which represents approximately 7.8% of the 6,119,563 shares of Common Stock outstanding as of November 13, 2000.

      Sunwestern Cayman has sole voting and dispositive power with respect to all 519,581 shares of Common Stock it beneficially owns, which represents approximately 8.5% of the 6,119,563 shares of Common Stock outstanding as of November 13, 2000.

      (c)   None.

      (d)   None.

      (e)   Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of MAII, including but not limited to transfer or voting of any of the securities of MAII, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of MAII.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      99.1  Press Release - Medical Alliance Shareholders Approval

      99.2  Press Release - MAII Holdings, Inc., Completes Sale

      99.3  Patrick A. Rivelli Letter

      99.4  David J. Mura Letter

      99.5  Press Release - Announces New Chairman and Chief Executive Officer

      99.6  William E. Hollis Letter

      99.7  Attachment & William E. Hollis Letter-Tyler's Secret Past

      99.8  Press Release - MAII Holdings, Inc. Announces Growth Strategy

      99.9  Joint Filing Agreement


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
                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 1, 2001


                                            /s/ William E. Hollis
                                            -----------------------------------
                                            William E. Hollis, Attorney-in-fact
                                            for each of the Reporting Persons

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